FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 4/24/2024

Ternium S.A.
(Translation of Registrant’s name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing first quarter 2024 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: April 24, 2024

Press Release
Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces First Quarter of 2024 Results

Luxembourg, April 24, 2024 – Ternium S.A. (NYSE: TX) today announced its results for the first quarter ended March 31, 2024.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated condensed interim financial statements prepared in accordance with IAS 34 “Interim financial reporting” (IFRS) and presented in US dollars ($) and metric tons. Interim financial figures are unaudited. This press release includes certain non-IFRS alternative performance measures such as Adjusted EBITDA, Cash Operating Income, Net Cash, Free Cash Flow, Adjusted Net Income, Adjusted Equity Holders’ Net Income and Adjusted Earnings per ADS. The reconciliation of these figures to the most directly comparable IFRS measures is included in Exhibit I.

First Quarter of 2024 Highlights

SHIPMENTS - STEEL PRODUCTS	ADJUSTED EBITDA	NET INCOME
3.9 MILLION TONS	$855 MILLION	$491 MILLION

SHIPMENTS - MINING PRODUCTS	ADJUSTED EBITDA MARGIN	EQUITY HOLDERS’S NET INCOME
1.4 MILLION TONS	18%	$361 MILLION

CASH PROVIDED BY OPERATING ACTIVITIES	NET CASH POSITION	EARNINGS PER ADS
475 MILLION	$2.0 BILLION	$1.84

Summary of First Quarter of 2024 Results

CONSOLIDATED	1Q24	4Q23	DIF	1Q23	DIF

Steel Products Shipments (thousand tons)	3,894	4,035	-3%	3,065	27%
Mining Products Shipments (thousand tons)	1,424	1,952	-27%	—
Net Sales ($ million)	4,778	4,931	-3%	3,623	32%
Operating Income ($ million)	675	582	16%	357	89%
Adjusted EBITDA ($ million)	855	651	31%	508	68%
Adjusted EBITDA Margin (% of net sales)	18%	13%		14%
Net Income ($ million)	491	554		480
Equity Holders’ Net Income ($ million)	361	414		374
Earnings per ADS[1] ($)	1.84	2.11		1.91
1    American Depositary Share. Each ADS represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

First quarter of 2024 highlights

Ternium achieved a strong operating performance in the first quarter, reflecting a rebound in its margins and sustained high steel sales volumes.

The company’s net sales of steel products in Mexico increased sequentially in the first quarter, mainly driven by the lagged adjustment of industrial contract prices to higher levels. The sales volumes of steel products in Mexico experienced a slight decline in the period, due to the adverse effect of a destocking trend in Mexico’s commercial market, which was associated with a downturn in spot steel prices. This effect was largely offset by robust demand from industrial customers.

In the Southern Region, the company’s net sales of steel products decreased significantly in the first quarter compared to the fourth quarter of 2023, reflecting weaker demand for steel products in the Argentine market and a decrease in revenue per ton. The Argentine market was affected by lower activity levels and a destocking process in the company’s value chain.

The first quarter’s Adjusted EBITDA of $855 million rose sequentially in the period mainly due to lower costs of purchased slabs and raw materials, a higher operational efficiency associated with the ramp-up of the main blast furnace at Usiminas’ Ipatinga facility and a higher revenue per ton in Mexico. In addition, the first quarter's Adjusted EBITDA was benefited by a $56 million gain related to a readjustment of electricity transmission charges in Mexico.

Change in Ternium’s Operating Segments from the First Quarter of 2024

Starting from the first quarter of 2024, Ternium has redefined its operating segments to reflect the integration of Usiminas’ operations, which it consolidated since July 2023. The new segments are Steel and Mining, based on the criteria of resource allocation and performance assessment.

The Steel segment encompasses the sales of steel products as well as other products, mainly electricity sales in Mexico and Brazil. The Mining segment comprises the sales of iron ore products originating from the mining activities of Las Encinas, a wholly owned subsidiary of Ternium Mexico, Peña Colorada, a joint venture in which Ternium Mexico holds a 50% stake, and Mineração Usiminas, a subsidiary of Usiminas.

Outlook

Mexico’s steel market is anticipated to remain robust, with a sustained expansion in the northern region fueled by the relocation of production capacity from Asia to North America. Most industrial sectors, such as automotive, show solid performance, except for home appliances and electric motors, which face headwinds from U.S. inflation. Moreover, the commercial market is resuming activity after a destocking phase in the first quarter triggered by a downturn in steel benchmark prices in North America.

In Brazil, the steel market is slightly improving, with moderate growth in many sectors. The auto industry’s latest forecast points to a 6% production increase for 2024. The capital goods and construction sectors are slowly picking up, driven by lower interest rates, improved consumer confidence and infrastructure projects. Meanwhile, the country still faces a high influx of steel imports at unfair prices. Ternium Brasil’s slab production experienced a temporary disruption due to an unexpected outage in one of its blast furnaces at the close of the first quarter. The blast furnace is undergoing repairs.

In Argentina, the first quarter of 2024 saw a sharp decline in local steel demand, as the economic stabilization measures implemented by the new government adversely impacted both the construction and industrial sectors. The outlook for Argentina remains uncertain, but Ternium expects to see a recovery in the second quarter of 2024, as the economy adapts to the new policy environment and inflation slows down.

Compared to the first quarter of 2024, Ternium expects a lower recurring Adjusted EBITDA in the second quarter of 2024, mainly due to a margin reduction that would be partly offset by higher steel shipments. The steel segment’s revenue per ton is anticipated to decline in most of Ternium’s markets while cost per ton will remain relatively stable. Steel shipments are expected to grow, reflecting increased volumes in Mexico and Argentina and steady shipments in Brazil. In addition, the mining segment will show sequentially stable iron ore volumes in the second quarter of 2024.

Analysis of First Quarter of 2024 Results

Consolidated Net Sales

$ MILLION	1Q24	4Q23	DIF	1Q23	DIF

Mexico	2,389	2,265	5%	2,206	8%
Brazil	1,045	1,064	-2%	42
Southern Region	563	905	-38%	854	-34%
Other Markets	603	455	32%	452	33%
Total steel products	4,601	4,689	-2%	3,554	29%
Other products	89	62	45%	69	28%
Steel segment	4,690	4,750	-1%	3,623	29%
Mining segment	88	180	-51%	0
Total net sales	4,778	4,931	-3%	3,623	32%

Note: other products include mainly electricity sales in Mexico and Brazil.

Adjusted EBITDA

Adjusted EBITDA in the first quarter was benefited by a $56 million gain related to a readjustment of electricity transmission charges in Mexico.

Adjusted EBITDA in the first quarter of 2024 equals Net Income adjusted to exclude:

◦Income Tax Results;
◦Equity in Results of Non-consolidated Companies;
◦Net Financial Results; and
◦Depreciation and Amortization.

And adjusted to include the proportional EBITDA in Unigal (70% participation).

Adjusted EBITDA Margin equals Adjusted EBITDA divided by net sales. For more information see Exhibit I - Alternative performance measures - “Adjusted EBITDA”.

ADJUSTED EBITDA $ MILLION

Steel Segment

The steel segment net sales remained strong in the first quarter of 2024, slightly below the levels achieved in the prior quarter. On a year-over-year basis, the consolidation of Usiminas added $1.1 billion to steel segment net sales and 1.0 million tons to steel product shipments.

SHIPMENTS - STEEL PRODUCTS MILLION TONS

■ Usiminas

NET SALES - STEEL SEGMENT $ BILLION

■ Usiminas

Steel products shipments in Mexico remained high in the period. Volumes decreased slightly sequentially, reflecting the negative impact of a transitory destocking in Mexico’s commercial steel market, which was mostly offset by the positive impact of a strong industrial customer demand.

In Brazil, steel shipments remained relatively stable sequentially and increased 0.9 million tons year-over-year due to the consolidation of Usiminas.

In the Southern Region, sales volumes decreased significantly in the first quarter of 2024, reflecting lower activity levels in Argentina and a destocking process in the steel value chain associated with the negative short-term impact of the government’s economic stabilization measures on the construction and industrial sectors.

SHIPMENTS BY REGION - STEEL PRODUCTS MILLION TONS

Steel revenue per ton increased slightly sequentially and on a year-over-year basis.

In Mexico, realized steel prices increased in the first quarter of 2024 reflecting the lagged reset of industrial contract prices at higher levels. On the other hand, weak market conditions in Argentina contributed to a decrease in realized steel prices in the Southern Region on a sequential and on a year-over-year basis.

REVENUE PER TON - STEEL PRODUCTS $/TON

STEEL SEGMENT	NET SALES ($ MILLION)					SHIPMENTS (THOUSAND TONS)					REVENUE/TON ($/TON)

	1Q24	4Q23	DIF	1Q23	DIF	1Q24	4Q23	DIF	1Q23	DIF	1Q24	4Q23	DIF	1Q23	DIF

Mexico	2,389	2,265	5%	2,206	8%	2,078	2,122	-2%	2,066	1%	1,150	1,067	8%	1,068	8%
Brazil	1,045	1,064	-2%	42		923	952	-3%	63		1,132	1,118	1%	664
Southern Region	563	905	-38%	854	-34%	370	561	-34%	544	-32%	1,522	1,611	-6%	1,570	-3%
Other Markets	603	455	32%	452	33%	523	399	31%	392	34%	1,153	1,140	1%	1,153	0%
Total Steel Products	4,601	4,689	-2%	3,554	29%	3,894	4,035	-3%	3,065	27%	1,181	1,162	2%	1,159	2%
Other Products	89	62	45%	69	28%
Total Steel Segment	4,690	4,750	-1%	3,623	29%

CASH OPERATING INCOME PER TON - STEEL SEGMENT $/TON

CASH OPERATING INCOME MARGIN - STEEL SEGMENT %

Cash Operating Income equals Operating Income adjusted to exclude depreciation and amortization as well as certain other non-cash items. The steel segment’s Cash Operating Income per Ton and Margin equal the steel segment’s Cash Operating Income divided by Steel Segment’s Shipments and Net Sales, respectively. For more information see Exhibit I - Alternative performance measures - “Cash Operating Income - Steel Segment”.
Ternium recorded strong steel segment Cash Operating Income per Ton and Margin in the first quarter of 2024. Reported ratios were positively impacted by lower costs of purchased slabs and raw materials as well as better operating efficiencies in Usiminas’ steel facility in Ipatinga. In addition, Ternium recorded a $56 million gain in its steel segment’s cost of sales related to a readjustment of electricity transmission charges in Mexico.

Mining Segment

Ternium reports intercompany and third-party sales of mining products under the Mining segment.

The Mining segment net sales in the first quarter of 2024 decreased sequentially, mainly reflecting lower iron ore prices and a decrease in iron ore shipments to third parties. Mining product shipments decreased in the period mainly due to lower iron ore production levels.

On a year-over-year basis, the consolidation of Usiminas added 2.0 million tons to mining products shipments and $131 million to net sales of mining products.

SHIPMENTS - MINING PRODUCTS MILLION TONS

■ Intercompany ■ Third parties

NET SALES - MINING SEGMENT $ MILLION

■ Intercompany ■ Third parties

Iron ore price volatility remained high in the first quarter, with reference prices reaching a 12-month peak early in January 2024 and then falling to a bottom near the lowest level recorded in the last 12-months. However, starting in April, iron ore reference prices have been on an upward trend.

REVENUE PER TON - MINING PRODUCTS $/TON

MINING SEGMENT	NET SALES ($ MILLION)					SHIPMENTS (THOUSAND TONS)					REVENUE/TON ($/TON)

	1Q24	4Q23	DIF	1Q23	DIF	1Q24	4Q23	DIF	1Q23	DIF	1Q24	4Q23	DIF	1Q23	DIF
Third parties	88	180	-51%	—	—	1,424	1,952	-27%	—	—	62	92	-33%	—	—
Intercompany	186	224	-17%	85	119%	1,271	1,325	-4%	799	59%	146	169	-13%	106	38%
Total	274	404	-32%	85	223%	2,695	3,277	-18%	799	237%	102	123	-17%	106	-4%

CASH OPERATING INCOME PER TON - MINING PRODUCTS $/TON

CASH OPERATING INCOME MARGIN - MINING SEGMENT %

Cash Operating Income equals Operating Income adjusted to exclude depreciation and amortization as well as certain other non-cash items. The mining segment Cash Operating Income per Ton and Cash Operating Income Margin equal the mining segment’s Cash Operating Income divided by its
Shipments and Net Sales, respectively. For more information see Exhibit I - Alternative performance measures - “Cash Operating Income - Mining Segment”.

The mining segment’s Cash Operating Income per Ton and Margin in the first quarter of 2024 were negatively affected by the decrease in mining products revenue per ton.

Net Financial Results

In the first quarter of 2024, Ternium’s divestment of Argentine government bond holdings resulted in a loss of $106 million due to the recycling of changes in the fair value of financial instruments from Other Comprehensive Income to Financial Results.

As of March 31, 2024, the balance of Ternium’s Other Comprehensive Income in connection with its
Argentine government bond holdings amounted to a
negative $238 million.

Ternium recorded a $41 million net foreign exchange loss in the period, mainly due to the impact on Usiminas’ net short foreign currency position of the depreciation of the Brazilian Real vis-a-vis the US dollar (as Usiminas uses the Brazilian Real as its functional currency), and the impact of the appreciation of the Mexican Peso vis-a-vis the US dollar on Ternium Mexico’s net short local currency position.

$ MILLION	1Q24	4Q23	1Q23

Net interest results	38	49	25
Net foreign exchange result	(41)	171	(16)
Change in fair value of financial assets	(137)	(85)	4
Other financial expense, net	(22)	(32)	(6)
Net financial results	(163)	103	8

Income Tax Results

Using the US dollar as their functional currency, Ternium Mexico, Ternium Argentina and Ternium Brasil are affected by deferred tax results. These results account for the impact of local currency fluctuations against the US dollar, as well as the effect of local inflation.

$ MILLION	1Q24	4Q23	1Q23

Current income tax expense	(126)	(141)	(139)
Deferred tax gain (loss)	86	(15)	218
Income tax expense	(40)	(156)	79
Result before income tax	532	709	400
Effective tax rate	8%	22%	-20%

Net Income

A robust operating performance coupled with a $56 million gain related to a readjustment of electricity transmission charges in Mexico contributed to Ternium’s Net Income in the first quarter of 2024. In addition, Net Income in the period reflected higher financial expenses and an unusually low effective tax rate caused by deferred tax gains.

In the third quarter of 2023, Adjusted Net Income equaled the period’s Net Loss adjusted to exclude a loss of $1.1 billion in connection with an increase in the participation in Usiminas. Adjusted Earnings per ADS equaled the period’s Adjusted Equity Holders’ Net Income divided by 1,963 million outstanding shares of Ternium’s common stock, net of treasury shares, expressed in ADS equivalent (each ADS represents 10 shares).

NET INCOME (LOSS), EARNINGS (LOSSES) PER ADS $ MILLION, $

$ MILLION	1Q24	4Q23	1Q23

Owners of the parent	361	414	374
Non-controlling interest	130	140	105
Net Income	491	554	480

Cash Flow and Liquidity

In the first quarter of 2024, cash from operations was $475 million, a relatively healthy level considering a $266 million increase in working capital, mainly related to higher inventories of $153 million and a net increase in trade and other receivables of $146 million.
Capital expenditures decreased sequentially in the first quarter mainly reflecting the completion of the relining of the main blast furnace in Ipatinga and a decrease in advanced payments to equipment manufacturers in connection with the construction of the new facilities at the industrial center in Pesquería.

CASH FROM OPERATIONS, CHANGES IN WORKING CAPITAL $ BILLION

■ Cash from operations ■ (Incr.) decr. in working capital

CAPITAL EXPENDITURES $ MILLION

■ Usiminas

Ternium’s net cash position increased slightly in the first quarter, reaching $2.0 billion as of March 31, 2024.

The sequential change in net cash position was mainly related to an improved valuation of Ternium Argentina’s holdings of Argentine sovereign bonds. Net cash as of the end of the period included Ternium Argentina’s total position of cash and cash equivalents and other investments of $1.2 billion.

NET CASH POSITION $ BILLION

Conference Call and Webcast

Ternium will host a conference call on April 25, 2024, at 8:30 a.m. ET in which management will discuss first quarter of 2024 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in the Americas, providing advanced steel products to a wide range of manufacturing industries and the construction sector. We invest in low carbon emissions steelmaking technologies to support the energy transition and the mobility of the future. We also support the development of our communities, especially through educational programs in Latin America. More information about Ternium is available at www.ternium.com.

Income Statement

$ MILLION	1Q24	4Q23	1Q23

Net sales	4,778	4,931	3,623
Cost of sales	(3,675)	(4,039)	(2,981)
Gross profit	1,104	892	643
Selling, general and administrative expenses	(431)	(432)	(293)
Other operating income	2	121	8
Operating income	675	582	357

Financial expense	(45)	(44)	(16)
Financial income	83	94	41
Other financial (expense) income, net	(200)	54	(17)
Equity in earnings of non-consolidated companies	20	24	35
Profit before income tax results	532	709	400
Income tax (expense) credit	(40)	(156)	79
Profit for the period	491	554	480

Attributable to:
Owners of the parent	361	414	374
Non-controlling interest	130	140	105
Net income	491	554	480

Statement of Financial Position

$ MILLION	MARCH 31, 2024	DECEMBER 31, 2023

Property, plant and equipment, net	7,856	7,638
Intangible assets, net	1,025	996
Investments in non-consolidated companies	524	517
Other investments	35	211
Deferred tax assets	1,694	1,713
Receivables, net	994	1,073
Total non-current assets	12,128	12,149

Receivables, net	1,221	1,173
Derivative financial instruments	7	15
Inventories, net	5,059	4,948
Trade receivables, net	2,181	2,065
Other investments	2,283	1,976
Cash and cash equivalents	1,780	1,846
Total current assets	12,532	12,024

Non-current assets classified as held for sale	9	7

Total assets	24,669	24,179

Statement of Financial Position (cont.)

$ MILLION	MARCH 31, 2024	DECEMBER 31, 2023

Capital and reserves attributable to the owners of the parent	13,029	12,419
Non-controlling interest	4,527	4,393
Total equity	17,556	16,812

Provisions	806	840
Deferred tax liabilities	23	171
Other liabilities	1,139	1,149
Trade payables	6	12
Lease liabilities	186	189
Borrowings	1,176	1,206
Total non-current liabilities	3,337	3,567

Current income tax liabilities	120	137
Other liabilities	490	430
Trade payables	2,195	2,233
Derivative financial instruments	2	8
Lease liabilities	50	52
Borrowings	919	940
Total current liabilities	3,776	3,801

Total liabilities	7,113	7,367

Total equity and liabilities	24,669	24,179

Statement of Cash Flows

$ MILLION	1Q24	4Q23	1Q23

Result for the period	491	554	480

Adjustments for:
Depreciation and amortization	171	191	151
Income tax accruals less payments	(13)	(45)	(157)
Equity in earnings of non-consolidated companies	(20)	(24)	(35)
Impairment charge	—	42	—
Interest accruals less payments/receipts, net	(2)	(34)	(18)
Changes in provisions	(7)	(61)	(1)
Changes in working capital	(266)	320	218
Net foreign exchange results and others	120	(225)	(1)
Net cash provided by operating activities	475	718	636

Capital expenditures and advances to suppliers for PP&E	(449)	(597)	(204)
Decrease (increase) in other investments	0	129	(686)
Proceeds from the sale of property, plant & equipment	1	1	1
Dividends received from non-consolidated companies	1	28	—
Net cash used in investing activities	(447)	(439)	(889)

Dividends paid in cash to company’s shareholders	—	(216)	—
Finance lease payments	(18)	(16)	(14)
Proceeds from borrowings	131	119	46
Repayments of borrowings	(166)	(121)	(196)
Net cash used in financing activities	(53)	(234)	(164)

(Decrease) increase in cash and cash equivalents	(24)	45	(417)

Exhibit I - Alternative performance measures

These non-IFRS measures should not be considered in isolation of, or as a substitute for, measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have a standardized meaning under IFRS and, therefore, may not correspond to similar non-IFRS financial measures reported by other companies.

Adjusted EBITDA

$ MILLION	1Q24	4Q23	3Q23	2Q23	1Q23

Net income (loss)	491	554	(783)	736	480
Adjusted to exclude:
Income tax results	40	156	253	5	(79)
Equity in earnings of non-consolidated companies	(20)	(24)	(19)	(27)	(35)
Net financial results	163	(103)	(30)	18	(8)
Reversal of Usiminas’ post-retirement liabilities	—	(109)	—	—	—
Contingency reversal - dismissal of public civil action against Usiminas	—	(63)	—	—	—
Non-cash effects related to the increase in the participation in Usiminas	—	—	1,106	—	—
Impairment on Las Encinas’ mining assets	—	42	—	—	—
Depreciation and amortization	171	191	165	151	151
Adjusted to include:
Proportional EBITDA in Unigal (70% participation)	9	8	6	—	—
Adjusted EBITDA	855	651	698	883	508
Divided by: net sales	4,778	4,931	5,185	3,871	3,623
Adjusted EBITDA Margin (%)	18%	13%	13%	23%	14%

Exhibit I - Alternative performance measures (cont.)

Cash Operating Income - Steel Segment

$ MILLION	1Q24	4Q23	3Q23	2Q23	1Q23

Operating Income - Management View (Note “Segment Information” to Ternium’s Financial Statements as of the corresponding dates)	593	543	667	597	521
Plus/Minus differences in Cost of Sales (IFRS)	59	(75)	(162)	144	(139)
Excluding Reversal of Usiminas’ post-retirement liabilities	—	(109)	—	—	—
Excluding Contingency reversal - dismissal of public civil action against Usiminas	—	(63)	—	—	—
Excluding Depreciation and Amortization	137	154	136	126	126
Including Proportional EBITDA in Unigal (70% participation)	9	8	6	—	—
Cash Operating Income	798	458	647	867	507
Divided by Steel Shipments (thousand tons)	3,894	4,035	4,131	2,982	3,065
Cash Operating Income per Ton - Steel	205	114	157	291	166
Divided by Steel Net Sales	4,690	4,750	5,036	3,871	3,623
Cash Operating Income Margin - Steel (%)	17%	10%	13%	22%	14%

Cash Operating Income - Mining Segment

$ MILLION	1Q24	4Q23	3Q23	2Q23	1Q23

Operating Income - Management View (Note “Segment Information” to Ternium’s Financial Statements as of the corresponding dates)	(22)	97	(4)	(25)	(6)
Plus/Minus differences in Cost of Sales (IFRS)	54	9	17	10	(16)
Excluding Impairment on Las Encinas’ mining assets	—	42	—	—	—
Excluding Depreciation and Amortization	34	37	29	25	24
Cash Operating Income	66	185	42	9	3
Divided by Mining Shipments (thousand tons)	2,695	3,277	3,232	867	799
Cash Operating Income per Ton - Mining	25	57	13	10	4
Divided by Mining Net Sales	274	404	276	110	85
Cash Operating Income Margin - Mining (%)	24%	46%	15%	8%	3%

Exhibit I - Alternative performance measures (cont.)

Adjusted Net Income

$ MILLION	3Q23

Net loss	(783)
Less: non-cash effects related to the increase in the participation in Usiminas	(1,106)
Adjusted Net Income	323

Adjusted Equity Holders’ Net Income and Adjusted Earnings per ADS

$ MILLION	3Q23

Equity holders’ net loss	(739)
Less: non-cash effects related to the increase in the participation in Usiminas	(1,010)
Adjusted Equity Holders’ Net Income	271
Divided by: outstanding shares of common stock, net of treasury shares (expressed in million of ADS equivalent)	196
Adjusted Earnings per ADS ($)	1.38

Free Cash Flow

$ MILLION	1Q24	4Q23	3Q23	2Q23	1Q23

Net cash provided by operating activities	475	718	1,020	127	636
Less: capital expenditures and advances to suppliers for PP&E	(449)	(597)	(430)	(231)	(204)
Free cash flow	26	121	590	(104)	433

Note: Free Cash Flow in the comparative quarters in 2023 has been modified due to a reclassification, moving the following amounts from Interest accruals less payments to Other investments: $27 million in the third quarter of 2023, $46 million in the second quarter of 2023 and $18 million in the first quarter of 2023.

Exhibit I - Alternative performance measures (cont.)

Net Cash Position

$ BILLION	MAR 31, 2024	DEC 31, 2023	SEP 30, 2023	JUN 30, 2023	MAR 31, 2023

Cash and cash equivalents[2]	1.8	1.8	1.8	0.9	1.2
Plus: other investments (current and non-current)[2]	2.3	2.2	2.7	2.1	2.6
Less: borrowings (current and non-current)	(2.1)	(2.1)	(2.2)	(0.9)	(0.9)
Net cash position	2.0	1.9	2.4	2.2	3.0

2    Ternium Argentina’s consolidated position of cash and cash equivalents and other investments amounted to $1.2 billion as of March 31, 2024, and $1.1 billion, $1.2 billion, $1.0 billion and $1.5 billion as of December 31, September 30, June 30 and March 31, 2023, respectively.